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||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	September 27, 2013

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Commonwealth Trust (the trust):
Fidelity Advisor Event Driven Opportunities Fund
Fidelity Event Driven Opportunities Fund (the funds)
File Nos. (002-52322) and (811-02546)
Post-Effective Amendment No. 125

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 125 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Advisor Event Driven Opportunities Fund and Fidelity Event Driven Opportunities Fund as new series' of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Advisor Event Driven Opportunities Fund and Fidelity Event Driven Opportunities Fund.

Pursuant to Rule 485(a), the trust elects an effective date of December 11, 2013. We request your comments by October 28, 2013.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Christopher Burt
Christopher Burt
Legal Product Group